[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

December 23, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re: Professional Holding Corp. Draft Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Professional Holding Corp. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-4 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for nonpublic review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement relates to the registration of shares of the Company’s Class A common stock to be issued in connection with the proposed merger of Marquis Bancorp., Inc. with and into the Company. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1341, as counsel to the Company.

Very truly yours,

/s/ Matthew M. Guest

cc:	Daniel R. Sheehan, Chairman and Chief Executive Officer (Professional Holding Corp.)